Exhibit (A)(11)

        GENESIS ELDERCARE ACQUISITION CORP. COMMENCES OFFER TO PURCHASE 12.50% SENIOR SUBORDINATED NOTES DUE 2002 OF THE MULTICARE COMPANIES, INC.

Contact:        George V. Hager, Jr.
                Senior Vice President & Chief Financial Officer
                (610) 444-6350

     Kennett Square, PA -- September 11, 1997 -- Genesis ElderCare Acquisition Corp., a Delaware corporation ("GEAC") and a wholly owned subsidiary of Genesis ElderCare Corp., a Delaware corporation ("Parent"), today announced the commencement of an offer (the "Offer") to purchase for cash all outstanding 12.50% Senior Subordinated Notes due 2002 (the "Notes") of The Multicare Companies, Inc., a Delaware corporation ("Multicare"). The offer consideration to be paid for each validly tendered Note will equal the present value of all scheduled principal, premium and interest payments due on the Note through January 1, 1998 (the first call date for the Notes), discounted to the payment date at an annual compounded rate equal to the yield to maturity of 5 1/4%
U.S. Treasury Bills due December 31, 1997, as calculated by the Dealer Manager in accordance with standard market practice, minus the consent payment (described below) for such Note. The purchase price will be set at 2:00 p.m., New York City time, on the third business day prior to the expiration date for the Offer. In addition, holders who tender their Notes will receive accrued and unpaid interest on the tendered Notes to, but not including, the payment date. In connection with the Offer, GEAC is also soliciting consents from holders of Notes to certain waivers of, and amendments to, the provisions of the Indenture under which the Notes were issued. The waiver will waive any default under the Indenture arising from the consummation of the tender offer by GEAC and Parent to purchase all the outstanding shares of common stock of Multicare at a purchase price of $28.00 per share (the "Equity Tender Offer") and related transactions. The amendments will eliminate substantially all of the restrictive covenants contained in such Indenture. Subject to the terms and conditions of this solicitation, GEAC is offering to pay to each holder who consents to the proposed amendments a consent payment equal to $20.00 per $1,000 principal amount of Notes.


     The Offer will expire at 5:00 p.m., New York City time, on October 8, 1997 unless extended. Holders of Notes must tender their Notes on or prior to the expiration date in order to receive the offer consideration. Holders of Notes must validly tender their Notes and provide their consents to the proposed amendments on or prior to 5:00 p.m., New York City time, on the consent date in order to receive the consent payment. The consent date is the date which is one business day following the public announcement (by press release) of the occurrence of the "consent achievement date," which, in turn, is the later of September 26, 1997 and the first date that GEAC shall have received consents to the proposed amendments from holders representing a majority in aggregate principal amount of the Notes then outstanding. Holders who tender their Notes are required to consent to the proposed amendments. Holders may not consent to the proposed amendments without tendering their Notes. Holders who tender their Notes after the day following the consent achievement date will be entitled to receive the offer consideration but not the consent payment.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least a majority in aggregate principal amount of outstanding Notes and the consummation of the Equity Tender Offer.

     Morgan Stanley Dean Witter is acting as Dealer Manager for the offer to purchase and consent solicitation. The offer to purchase and consent solicitation are being made pursuant to an Offer to Purchase and Consent Solicitation Statement and related Letter of Transmittal and Consent, which more fully set forth the terms of the offer to purchase and consent solicitation.

     For additional information concerning the pricing, tender and delivery procedures and conditions of the offer to purchase and consent solicitation, reference is made to the Offer to Purchase and Consent Solicitation Statement and related transmittal documents, copies of which may be obtained by calling the Information Agent, D.F. King & Co., at (800) 290-6427.

     Questions and requests for assistance concerning the offer to purchase and consent solicitation should be directed to either the Information Agent or Morgan Stanley Dean Witter at (212) 761-1278.

     Genesis ElderCare Corp. was formed by Genesis Health Ventures, Inc., The Cypress Group L.L.C. and TPG Partners II, L.P. to acquire Multicare.